Exhibit (j)(b)

AMENDMENT NO. 1

TO

SHAREHOLDER INFORMATION AGREEMENT

This Amendment (the “Amendment”) is made this 30th day of October, 2008 to the Shareholder Information Agreement (the “Agreement”), dated April 13, 2007, by and between The Northwestern Mutual Life Insurance Company (the “Company”) and Russell Fund Services Company, on behalf of Russell Investment Funds (the “Fund”).

WHEREAS, the parties wish to amend the Agreement to revise Section 1.6 regarding limits on the use of information provided by the Company to the Fund or its designee and to revise indemnification language to include the Fund’s designee.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.6 of the Agreement is hereby amended and restated in its entirety to read as follows:

1.6	Limitations on Use of Information.

(a)	The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach Bliley Act (Public Law 106-102) and comparable state laws, unless otherwise agreed to by the Company. If a party to this Agreement becomes aware of any unauthorized access, use or disclosure to an unauthorized third party of any non-public personal financial information of a consumer provided or received by the Fund in response to a request for information pursuant to the terms of this Agreement and determines that there is a reasonable likelihood of harm resulting from such disclosure, such party promptly shall, at its expense: (i) notify the other party; (ii) investigate the circumstances relating to such actual or suspected unauthorized access, use or disclosure; (iii) take commercially reasonable steps to mitigate the effects of such unauthorized access, use or disclosure and to prevent any reoccurrence; (iv) provide to the other party such information regarding such unauthorized access, use or disclosure as is reasonably required for the other party to evaluate the likely consequences and any regulatory or legal requirements arising out of such unauthorized access, use or disclosure; and (v) cooperate with the other party to further comply will all relevant laws, rules and regulations.

(b)	Russell Fund Services Company, as transfer agent for the fund, has a written agreement in place with any designee under this agreement which includes provisions substantially similar to 1.6(a) and which obligates such designee to undertake the same responsibilities as the Fund with respect to the Company and any information provided by the Company. The Fund will promptly notify the Company if it fails to maintain such an agreement with its designee.

(c)	The Fund agrees to indemnify and hold harmless the Company from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) directly resulting from RCN 11-7-08 a third party claim or action brought against the Company m which an independent determination that unauthorized disclosure by the Fund (or its designee) of a Shareholder’s TIN, ITIN, or GII provided to the Fund (or its designee) in response to the Fund’s request for information pursuant to the terms of this Agreement caused a loss to the Company.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed in its name and on its behalf by its duly authorized representative as of the date set for the above.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Ronald C. Nelson
Ronald C. Nelson

Title:	Director
11-7-08

RUSSELL FUND SERVICES COMPANY

(On behalf of Russell Investment Funds)

By:	/s/ Damon B. Joyner
Damon B. Joyner

Title:	Controller
10-30-08

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